Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor	Predecessor
	December 31, 2013	Period from November 17, through December 31, 2012	Period from January 1, through November 16, 2012	Year Ended December 31,
				2011	2010	2009
	(dollars in thousands, except ratios)
Fixed Charges:
Interest expense	$114,476	$12,645	$106,620	$102,069	$69,534	$41,823
Capitalized interest	—	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	2,028	217	1,649	1,676	1,460	640

Total Fixed Charges	$116,504	$12,862	$108,269	$103,745	$70,994	$42,463

Earnings available for fixed charges:
Pretax loss from continuing operations	(120,921)	(41,005)	(149,674)	(63,227)	(24,638)	(48,218)
Distributed equity income of affiliated companies	—	216	6	39	15	134
Add: Fixed Charges	116,504	12,862	108,269	103,745	70,994	42,463

Total Earnings available for fixed charges	$(4,417)	$(27,927)	$(41,399)	$40,557	$46,371	$(5,621)

Earnings for the period were insufficient to cover fixed charges by the following amounts:	$(120,921)	$(40,789)	$(149,668)	$(63,188)	$(24,623)	$(48,084)

Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful